March 4, 2024

Christina Chalk, Senior Special Counsel
Shane Callaghan, Special Counsel
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boots Parallel 1, LP Crown Castle Inc. (the “Company”) DFAN14A Filed February 28, 2024 (the “DFAN14A”)

Filed by Boots Parallel 1, LP et. al. (“Boots”)

File No. 001-16441

Dear Ms. Chalk and Mr. Callaghan:

I am writing on behalf of Boots in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated February 29, 2024 (the “Comment Letter”).

We appreciate the opportunity to respond to the Comment Letter. For your convenience, the comment of the Staff is set forth below in italics, followed by the corresponding response. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the DFAN14A.

Stephen Fraidin    Tel 212.504.6600    Mob 646.415.2333    Stephen.Fraidin@cwt.com

March 4, 2024

Press Release Dated February 28, 2024

1.	We note your assertion that the cooperation agreement “does not require Elliott to retain equity ownership in the Company” and Elliott is not “required to maintain an equity ownership position in the Company.” However, Section 6 of the cooperation agreement requires Elliott to maintain a net long position of at least 1.0% in the Company’s outstanding common stock. Please revise by issuing corrective disclosure in a new press release, or advise.

Boots respectfully acknowledges the Staff’s comment and notes to the Staff its belief that the statement included in the DFAN14A, which states, “Elliott received substantial governance rights without the customary provision that it be required to maintain an equity ownership position in the Company” is accurate for the reasons set forth below.

No Requirement to Retain Equity Ownership

Section 6(b) of the Cooperation Agreement (the “Cooperation Agreement”) between the Company and Elliott Investment Management L.P., Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott”) defines “Minimum Ownership Threshold” as “beneficially own[ing] a ‘net long position’ of, or hav[ing] aggregate net long economic exposure to, at least 1.0% of the Company’s outstanding common stock” (emphasis added). The boldfaced language makes it clear that this definition does not require beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”)) of any shares of the Company’s common stock and instead permits Elliott to satisfy the threshold through beneficial ownership, derivatives or a combination thereof.

Rule 13d-3(a) under the Exchange Act states that “a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) investment power which includes the power to dispose, or to direct the disposition of, such security.” Beneficial ownership does not apply to the “aggregate net long economic exposure” portion of the definition of Minimum Ownership Threshold in the Cooperation Agreement. We believe that ownership of derivatives is not equity ownership of a company. For example, ownership of cash-settled, properly structured, derivatives would not be included in determining whether a person exceeded the 5% ownership threshold that would require it to file a Schedule 13D or 13G, even though such derivatives would be reportable under Item 6 of Schedule 13D (see Release Nos. 33-11253; 34-98704 (October. 10, 2023)1). Accordingly, it is Boots’ view that the Cooperation Agreement does not require Elliott to have equity ownership of even one share of the Company’s common stock, at any time.

1 https://www.sec.gov/files/rules/final/2023/33-11253.pdf

March 4, 2024

Notably, Elliott disclosed that, as of December 31, 2023, it held shares worth $141 million (see Elliott’s Form 13F-HR filed on February 14, 20242), a small fraction of the $2 billion stake it claimed to hold before the Cooperation Agreement was entered into (see Elliott’s press release dated November 27, 20233). An unnamed source at Elliott told the press that Elliott “structure[d]” its position “using a mix of stock and derivatives, which are not fully reported out on regulatory filings.”4 Elliott declined to specify its current holdings. Indeed, we do not know whether Elliott is now the beneficial owner of any shares of the Company’s common stock – that fact has remained undisclosed.

No Requirement to Maintain Equity Ownership

Moreover, the principle governance benefits granted to Elliott under the Cooperation Agreement are not contingent on Elliott maintaining the Minimum Ownership Threshold.

Section 6(c) of the Cooperation Agreement provides only that the Company’s obligations under paragraphs 1 through 6 of the Cooperation Agreement terminate if Elliott ceases to satisfy the Minimum Ownership Threshold. The Minimum Ownership Threshold, therefore, does not apply to the Company's obligation, set forth in Section 8 of the Cooperation Agreement, to “recommend that the Company’s shareholders vote in favor of the election of each of the Board’s nominees, solicit proxies for each of the Board’s nominees, and cause all Company common stock represented by proxies granted to it (or any of its officers, directors or representatives) to be voted in favor of each of the Board’s nominees (in each case, including each of the New Directors).” In this regard, the Company has already identified the New Directors as directors to be nominated by the Company at the Company’s 2024 annual meeting of stockholders (see the Company’s filing on Form DEFA14A filed on February 14, 20245).

2 https://www.sec.gov/Archives/edgar/data/1791786/000101359424000185/xslForm13F_X02/informationtable.xml

3 Available at https://www.prnewswire.com/news-releases/elliott-sends-letter-to-the-board-of-crown-castle-inc-301997894.html

4 See Crown Castle co-founder launches proxy fight after Elliott rejection, an article reported by Rohan Goswami of CNBC on February 20, 2024, available at https://www.cnbc.com/2024/02/20/crown-castle-cofounder-launches-proxy-fight-challenges-elliott-agreement.html

5 https://www.sec.gov/Archives/edgar/data/1051470/000095014224000407/eh240448549_defa14a.htm

March 4, 2024

In addition, satisfaction of the Minimum Ownership Threshold is not required to maintain governance changes the Company already has implemented pursuant to paragraphs 1 through 6 of the Cooperation Agreement. For example, both of the New Directors have been appointed to the Board and the Fiber Review Committee, and the New Investor Director has been appointed to the Chief Executive Officer Search Committee (in each case, as defined in the Cooperation Agreement) (see the Company’s periodic filing on Form 8-K filed on January 8, 20246). There is no obligation for Elliott to cause the New Investor Director to resign from the Board, the Fiber Review Committee or the Chief Executive Officer Search Committee if Elliott fails to maintain the Minimum Ownership Threshold.

It is our view that the Cooperation Agreement has been carefully drafted to not require Elliott to beneficially own even one share of Company common stock and to not require Elliott to maintain even one dollar of economic exposure to the Company’s common stock in order for Elliott to retain its principle governance benefits, but to appear to require both.

The Company’s disclosure of the terms of the Cooperation Agreement in this regard supports our conclusion. According to the Company’s own description of the terms of the Cooperation Agreement, only Elliott’s right to participate in the selection of the replacement of the New Directors is subject to the Minimum Ownership Threshold (see the Company’s periodic filing on Form 8-K filed on December 20, 20237).

6 https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001051470/000105147024000004/cci-20240108.htm

7 https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001051470/000119312523299402/d761825d8k.htm

March 4, 2024

Amended Complaint Filed on February 29, 2024

Boots respectfully notifies the Staff that on February 29, 2024, Theodore B. Miller, Jr. and Boots Capital Management, LLC filed an amended complaint to the Court of Chancery of the State of Delaware (the “Amended Complaint”). The Amended Complaint includes, among other amendments, the above explanation in support of Boots’ view with respect to the Minimum Ownership Threshold requirement in the Cooperation Agreement (see Paragraph 98 note 5 of the Amended Complaint). A copy of the Amended Complaint is being provided with this letter for convenience.

We believe that the issuance of corrective disclosure by Boots is not required, as Boots’ statements in this regard are accurate.

March 4, 2024

*        *        *

In connection with these responses to the Staff’s Comment Letter, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-6600 or 646-415-2333 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Stephen Fraidin
Stephen Fraidin

Enclosure

cc:	Theodore B. Miller, Jr. Co-Managing Member 4M Management Partners, LLC